Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Annual Report on Form 40-F of IM Cannabis Corp. of our report dated April 23, 2021, with respect to the consolidated statements of financial position of IM Cannabis Corp. (the “Company”), as of December 31, 2020 and 2019 and the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two year period ended December 31, 2020.

We also consent to the incorporation by reference of our report into the Company’s Registration Statement on Form F-10 (No. 333-254255).

“Kost Forer Gabbay & Kasierer”
Tel Aviv, Israel	Kost Forer Gabbay & Kasierer
April 26, 2021	A Member of Ernst & Young Global